Exhibit 99.1

Award Winning Professor from Weizmann Institute Yonina Eldar Joins Arbe’s Board of Directors

World Renowned Radar Expert Brings Expertise to Arbe

TEL AVIV, Israel, November 22, 2023 - Arbe Robotics Ltd. (NASDAQ: ARBE), a global leader in Perception Radar Solutions, announced today that Yonina Eldar Ph.D., an award-winning professor at the Weizmann Institute of Science has joined Arbe’s Board of Directors. Prof. Eldar is a world-recognized radar expert and will now provide her novel expertise to the company.

"I am thrilled to join Arbe's Board of Directors, a company at the forefront of radar innovation, poised to revolutionize safety in driver assistance solutions and autonomous vehicles," says Prof. Eldar. "Arbe's perception radar stands out prominently within the industry, offering advanced radar technology with ultra-high resolution and exceptional free space mapping, pushing the boundaries of what the industry once considered possible to achieve."

Prof. Eldar heads the Signal Acquisition Modeling and Processing Lab (SAMPL) and the Center for Biomedical Engineering at the Weizmann Institute. She is known for her revolutionary work on sub-Nyquist sampling, published over 400 journal articles, registered more than 20 patents, and has won over forty-five awards including The Amazon Research Award (2022), Premium Award for Best Paper in IET Radar, Sonar & Navigation (2021), IEEE SPS Signal Processing Magazine Best Column Award (2021), Google Research Faculty Award (2020), and many more. Additionally, Elder serves as a Visiting Professor at the Massachusetts Institute of Technology; Visiting Researcher at Princeton University; Adjunct Professor at Northeastern University; Adjunct Professor at Duke University; Visiting Scientist at the Broad Institute; and Distinguished Visiting Professor at Tsinghua University.

Prof. Eldar is the member of many IEEE committees, including the IEEE Committees Member of the IEEE Signal Processing Society Board of Governors, Integrated Sensing and Communication Emerging Technology Initiative, IEEE Kiyo Tomiyasu Award Committee, and many more. She earned a BSc in both Physics and Electrical Engineering from Tel Aviv University and earned her Ph.D. from the Massachusetts Institute of Technology.

“Prof. Eldar brings to Arbe a level of expertise possessed by very few, earning her global recognition," says Kobi Marenko, Chief Executive Officer at Arbe. "We are excited about her addition to our board of directors. It was evident to us the value she would bring to Arbe and, consequently, the value she will contribute to the automotive industry."

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe's radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has an estimated projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in China, Germany and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the Company's expectations regarding the closing of the offering and timing thereof, and the expected gross proceeds of the offering. These statements, and other statements including the words "expect," "believe," "estimate," "intend," "plan," "anticipate," "may," "should," "strategy," "future," "will," "project," "potential" and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including the risk and uncertainties resulting from the October 7th attack upon Israel, conflicts and potential conflicts involving Israel, and other risks described in "Cautionary Note Regarding Forward-Looking Statements," "Item 5. Operating and Financial Review and Prospects" and "Item 3. Key Information –Risk Factors" Amendment No. 2 to Arbe's Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 16, 2023, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

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Media Contacts:

DeeDee Rudenstein, Propel Strategic Communications 267-521-9654, drudenstein@propelsc.com

Shlomit Hacohen, Arbe Robotics Ltd., +972-54-5422432, shlomit.h@arberobotics.com

Miri Segal-Scharia, Investor Relations, 917-607-8654, msegal@ms-ir.com